Exhibit 99.1

Thank you for choosing to invest in GM Financial Right Notes.

These GM Financial Right Notes Terms (“Terms”) apply to all current and future investments in Right Notes. They replace any prior version of these Terms or other agreements regarding your investment, including any verbal or written statements or representations. By investing in Right Notes, you are consenting to these Terms.

We recommend you keep a copy of these Terms for as long as you have an open investment in Right Notes. You can get a copy of the current Terms at rightnotes.com or by contacting Investor Services through one of the methods we list below.

Right Notes are offered to eligible investors through a prospectus that is included in the registration statement we have filed with the SEC. The prospectus contains important information about Right Notes and your investment in them, including information that is not covered in these Terms. Before investing in Right Notes, you should carefully read the prospectus along with these Terms and any additional documents that we have filed with the SEC. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. You can also obtain a copy of the prospectus at rightnotes.com or by contacting Investor Services.

In these Terms, when we say “GM Financial,” “we,” “us,” and “our,” we are referring to General Motors Financial Company, Inc. or to the Program Agent or the Paying Agent on behalf of General Motors Financial Company, Inc. “You” and “your” means each person that applies to make an investment or has a current investment in Right Notes.

Questions? Contact Investor Services.

Phone	Mail

1-844-556-1485 Mon – Friday 8 a.m. - 7 p.m. (Eastern Time)	GM Financial Right Notes P.O. Box 534016 Pittsburgh, PA 15253

GM Financial Right Notes Terms	Effective 11/1/2024

Table of Contents

Definitions	3

Eligibility	3

Types of Investments	3

Applying to Invest	4

Starting Your Investment	4

Adding to Your Investment	5

Automatic Investments	6

Interest	6

Partial Redemptions	7

Closing Your Investment	8

Suspension	9

Redemption by GM Financial	10

Death of Investor	10

Rights Not Transferable	11

Fees	11

Taxes	11

Escheatment	11

Notices	12

Administration	12

Liability	12

Governing Law	12

Changes to these Terms	13

2	GM Financial Right Notes Terms

Definitions	Here are the meanings of important words that we use throughout this document:

ACH transfer: An electronic transfer of funds through the Automated Clearinghouse System.

Business day: Every day except Saturdays, Sundays, and federal and state holidays on which either we, the Program Agent or the Paying Agent are closed.

Linked account: The U.S. bank account that you have linked to your investment.

Paying Agent: The bank or financial institution that we have selected to pay you the principal and interest on your investment on our behalf. We may select more than one Paying Agent.

Present balance: The principal amount of your investment. Any funds that you invest in Right Notes will not be added to your present balance until they have been credited to your investment.

Program Agent: The bank or financial institution that we have selected to manage Right Notes on our behalf. The Program Agent may also act as the Paying Agent.

SEC: The U.S. Securities and Exchange Commission.

Website: The website from which you can start and manage your investment. The current website is www.rightnotes.com.

Eligibility	You may only invest in Right Notes if you are eligible to do so. In order to be eligible, your registered address must be in the United States, and you must have either a valid Social Security number or a Taxpayer Identification Number assigned to you by the Internal Revenue Service. Individual investors must be at least 18 years old. We may have other eligibility requirements that we have not disclosed in these Terms.

Types of Investments	There are several different types of investments in Right Notes that you can make:

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Individual investment. Only one individual is listed as the owner of the investment.

Joint investment. Up to three individuals are listed as joint owners of the investment. Each owner has complete control over the investment, and we may act on the instructions of one owner without the authorization of the other owners. Each owner will be a joint owner with rights of survivorship, which means that if one owner dies, their ownership in the joint investment will be transferred to the surviving owners.

Corporate investment. The investor is a corporation, partnership, limited liability company, firm, association or other business organization. A corporate investment is owned by the business organization and not by any individual director, shareholder, officer, member, manager or partner.

Custodial investment. The owner of the investment is a designated minor, and the investment is managed by a custodian. This type of investment is governed by the Uniform Gifts to Minors Act/Uniform Transfers to Minors Act that applies to you. Once we receive proof that the designated minor has reached the age of majority in their jurisdiction, the custodial investment will become an individual investment.

Trust investment. The trustee of a legal trust manages the investment of trust funds in Right Notes for the benefit of the trust’s beneficiaries.

Applying to Invest	Prior to investing, you must submit a completed application through the Website. You must provide all of the information that we request in the application. You will also be required to register your linked account as part of the application process. We may decide to partially or entirely reject any application to invest in Right Notes for any or no reason.

Starting Your Investment	If we approve your application, we will assign you an investment number that identifies your investment in Right Notes. You can then start your investment in Right Notes by making an initial ACH transfer from your linked account. This initial investment must be at

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least $500, though we may increase or decrease this amount without notice to you.

Adding to Your Investment	If you would like to invest additional funds in Right Notes after starting your investment, you may do so using any of the following methods:

ACH Investment. You may use ACH transfers to add to your investment. These additions can come from your linked account or from another account in your name at a U.S. bank or financial institution. You must invest at least $50. Transfers from your linked account can be scheduled using the Website or by contacting Investor Services. For transfers from another account, you should contact the bank that manages the account and provide them with our ACH instructions. You may obtain our ACH instructions by contacting Investor Services. Please be aware that your bank may charge you a fee for ACH transfers. Any funds invested by ACH transfer will be unavailable for redemption until seven days after they have been credited to your investment.

Investment by Check. You can make additions to your investment by mailing a check to the address of Investor Services that is posted on the Website. You must also mail us an investment ticket that you can find attached to your monthly statement. Your check must have both your name and your investment number written on it. We will credit funds received by check to your investment on the same day received before 9:00 a.m. Eastern Time on a business day. Otherwise, the funds will be credited to your investment on the next business day. Any funds invested by check will be unavailable for redemption until seven days after they have been credited to your investment.

Adding to Your Investment (cont.)	Investment by Wire Transfer. You can use a wire transfer from a U.S. bank or financial institution to make an additional investment in Right Notes. You must provide our wire instructions to your bank. You can obtain our wire instructions by contacting Investor Services. In order for us to correctly credit the wired funds to your investment, the wire must include your name, your investment number, and any additional information that we require. We will credit the wired funds to your investment on the same day if we receive them before

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2:00 p.m. Eastern Time on a business day. Otherwise, the funds will be credited to your investment on the next business day. Please be aware that your bank may charge you a fee for wire transfers. Any funds invested by wire transfer will be available for redemption beginning on the day that they are credited to your investment.

Automatic Investments	You can elect to make automatic additions to your investment each month using funds from your linked account. You can set up automatic investments using the Website or by contacting Investor Services. You must choose the amount you want to invest each month, which must be at least $50, and the date each month that you want the automatic investments to occur.

If you choose this option, we will conduct an ACH transfer each month of the amount you specified from your linked account and add that amount to your investment. For any month when the date you choose is not a business day, the automatic ACH transfer will occur on the next business day of that month or, if there are no more business days that month, on the last business day of that month. Any funds automatically invested from your linked account will be unavailable for redemption until seven days after they have been credited to your investment.

Your automatic investments will continue until you terminate them using the Website or by contacting Investor Services. A termination will take effect as soon as practicable after we receive it.

Interest	You will earn interest on your Right Notes investment. The interest rate is variable, which means that we can change the rate as often as we like, for any or no reason, and without notice to you. We may also choose to set more than one interest rate at a time based on different factors, such as the size of an investment’s present balance.

When we change the interest rate, we will disclose it by filing a pricing supplement with the SEC. We may also display the interest rate on the Website and on other communications that you receive from us. However, we cannot guarantee you that the rate you see on the Website and these communications is the actual rate in effect at any given time. It is your responsibility to confirm and monitor the

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current interest rate on your investment by visiting the SEC’s website and viewing the most recent pricing supplement that we have filed.

Interest will begin to accrue on any funds that you invest in Right Notes on the day that they are credited to your investment. We reserve the right to not pay interest on any deposited item that is returned to us unpaid or any funds that we accidently apply to your investment.

On the last business day of each month, all of your accrued interest will be automatically reinvested in Right Notes and added to your present balance. However, you may instead choose to have your accrued interest automatically paid to you on the last business day of each month via an ACH transfer to your linked account. You may select this option on the Website or by contacting Investor Services.

Interest will accrue and compound daily on your investment at the effective rate based on a 365/366-day year. This means that, on each day that your investment is outstanding, the interest rate in effect on that day will be divided by 365 (or 366 in a leap year) to determine the daily interest rate. Your present balance and all of your accrued and unpaid interest on that day will be multiplied by that daily interest rate to determine the amount of interest that you accrued.

Partial Redemptions	If you wish to redeem a portion of your invested funds, you may do so using any of the following methods. Read “Closing Your Investment” below for information on how to redeem your entire investment. We may decline to process any request for partial redemption if it would cause your present balance to fall below $500. Interest on redeemed funds will accrue up to, but not including, the day on which the redemption occurs.

ACH Redemption. You can redeem part of your investment through an ACH transfer to your linked account. The minimum amount that you must redeem is $50. You can request an ACH redemption on the Website or by contacting Investor Services. If we receive your request before 1:45 p.m. Eastern Time on a business day, the ACH transfer will be processed on the same business day. Otherwise, the ACH transfer will be processed on the next business day.

Automatic Monthly Redemptions. You can set up automatic monthly redemptions on the Website or by contacting Investor

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Services. You will choose the amount you want to redeem each month, which must be at least $50. Each automatic redemption will occur on the last business day of the month. Your funds will be sent to your linked account through an ACH transfer within three days of redemption. You may terminate your automatic redemptions at any time on the Website or by contacting Investor Services, and we will process this termination as soon as practicable after we receive it.

Wire Redemption. You can redeem part of your investment through a wire transfer. There is a $1,000 minimum for any wire transfer, and we may charge a fee. In order to initiate a wire transfer, you must first enroll in the wire redemption option and designate the U.S. bank account that you wish to have your funds wired to. You may enroll through the Website or by contacting Investor Services. If we receive your request for a wire redemption before 1:00 p.m. Eastern Time on a business day, your funds will be wired that same day. Otherwise, your funds will be wired on the next business day.

Closing Your Investment	If you wish to close your investment, you must contact Investor Services by telephone or mail. As soon as practicable after receiving your request, we will redeem your entire investment. Interest will accrue on your investment up to and including the day on which your investment is fully redeemed. The amount you will receive will be the sum of your entire present balance and any accrued and unpaid interest, less any tax withholdings or fees that you may be subject to.

If you have previously redeemed part of your investment through an ACH transfer to your linked account, we will use an ACH transfer to deliver your proceeds to your linked account. Otherwise, we will mail a check to your registered address. The check will be made payable to the owner of your investment. If you are closing a joint investment, the check will be payable to each owner listed on the investment.

Investment Statements	After the end of each month, we will send you a statement that describes the activity on your investment during that month. We will make each statement available to you through the Website. If you

8	GM Financial Right Notes Terms

request that we mail you a paper copy, we may charge you a fee for each copy.

Statements will be sent to the email address or registered address associated with your investment. If you have a joint investment, it is the responsibility of the owner that receives the statement to share it with the other owners.

Your statement is considered received by you on the day that it is made available to you on the Website or, if you request a paper copy, on the second business day after we mail it to your registered address.

You are obligated to promptly and carefully review each statement and quickly notify us of any errors. If you do not notify us of any errors on your statement within 30 days after you receive it, the statement will be deemed correct and accepted by you.

Suspension	We may suspend your investment at any time without notice to you. While your investment is suspended, we may decline any or all transactions involving your investment, including refusing any instructions to add to your investment, to partially redeem or close your investment, or to change any information concerning your investment.

We will generally decide to suspend your investment in order to protect you or us, including in one or more of the following circumstances:

● Your investment is involved in any legal or administrative proceeding or government action.

● We suspect that you may be the victim of a fraud, scam or financial exploitation.

● We suspect that your investment is fraudulent or related to illegal activities.

●  We are complying with any federal, state or local law, rule or regulation, including federal asset control and sanction rules and anti-money laundering rules, or with our policies adopted to ensure that we comply with those laws, rules and regulations.

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We may continue to suspend your investment until our concerns about your investment are resolved to our satisfaction, or until we receive a court order that requires us to take action.

Redemption by GM Financial	At our sole discretion, we may redeem some or all of your investment at any time for any of the following reasons:
● Your present balance is less than $500 for three consecutive months.

● Your present balance exceeds $100,000,000 at any time.

● You are no longer eligible to invest in Right Notes.

Redemption by GM Financial (cont.)	● You have abused or misused the investment and redemption options of your Right Notes investment.
● Your investment is otherwise inconsistent with these Terms.

In addition, we may choose to redeem all or a portion of all investments in Right Notes at any time and for any reason. If only a portion of all investments is being redeemed, then redemptions will be pro rata or determined by lot or by any other method that we believe is fair.

Death of Investor	Until we receive notice of an investor’s death, we may act as if the investor is alive and competent.

After we receive notice of the death of an individual investor or the sole signer of a corporate investment, we may suspend the investment, refuse to accept transactions, and reverse or return transferred funds. We are not required to release invested funds until we receive any documents that we request to verify the investor’s death and to determine who entitled to receive the funds or, in the case of a corporate investment, to act on behalf of the business organization. If an investor or sole signer authorized any transaction prior to their death, but the transaction has not occurred at the time that person dies, we are authorized to process the transaction. We have these rights even if a surviving joint owner or a beneficiary of a custodial investment or trust investment has rights to the invested funds.

10	GM Financial Right Notes Terms

Unless we permit you to name a beneficiary for your investment and you elect to do so, your investment will likely be considered a part of your estate and transfer in accordance with the probate laws of your state. You should consult with your attorney or financial advisor on how an investment in Right Notes will affect your estate planning goals.

Rights Not Transferable	Except as we explain in “Types of Investments – Joint Investment,” your rights to your investment cannot be transferred or pledged to anyone else, and no one else may take any type of interest in your investment. Any attempt to do so will be null and void.

Fees	We may charge certain fees for services that we provide to you. Any fees that you incur will be subtracted from your present balance. If you incur a fee when your investment is closed, the funds that we send you will have the fee subtracted from them. If your present balance is less than any fee that we charge for a service, we may choose to not provide that service to you.

Our current fees are explained in a Fee Schedule available on the Website or by contacting Investor Services. We may update this Fee Schedule without notice to you. However, if we update the Fee Schedule, we will post it on the Website at least 15 days before the updated Fee Schedule takes effect. If you do not close your investment during this time period, you consent to the updated Fee Schedule.

Taxes	You are responsible for calculating and paying any federal, state and local taxes on the income from your investment. These taxes vary by location. If we are required to pay these amounts on your behalf or apply backup withholding to your investment, we will deduct these amounts from your present balance.

Escheatment	Escheatment is the delivery of unclaimed property to the state as the law requires. If you do not initiate any activity with your investment within the time period required by applicable state unclaimed property laws, we will close your investment and deliver

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your funds to that state. To recover your funds, you must file a claim with the state.

Notices	We may send you notices concerning your investment. These notices may be provided to you on the Website or mailed to you at your registered address. We may also deliver notices to you by including them on your monthly investment statement.

Any notice we send you will be considered received by you on the day that we make it available on the Website or on the second business day after we mail it to your registered address. If you move, it is your responsibility to promptly notify us of your change in address on the Website or by contacting Investor Services.

Any notice you send us is effective once we receive it and have a reasonable opportunity to act on it.

Administration	We have full power and authority to administer these Terms, either directly or through the Program Agent or the Paying Agent. At any time, we may interpret these Terms, remove, replace or act on our own behalf as the Program Agent or the Paying Agent, draft and modify forms for you to use, maintain books and records, adopt policies and procedures for managing your investment, waive or suspend one or more of these Terms or revoke such a waiver or suspension, enter into various agreements, and take any other actions that we believe in our sole discretion are necessary or desirable to administer these Terms, all without notice to you. Any interpretation we make of these Terms and any books and records we maintain regarding your investment will be final and conclusive.

Liability	We will not be liable for anything we do when following your instructions. In addition, we will not be liable for not following your instructions if we believe that doing so would expose us to potential loss or civil or criminal liability. In no event will we be liable for any special, consequential, indirect, or punitive damages arising from these Terms or our administration of them.

Governing Law	These Terms and any disputes relating to them or to the services that we may provide to you as part of your investment are governed by the laws of the State of New York.

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Changes to these Terms	We may change these Terms at any time at our sole discretion, either by adding new terms or conditions or by modifying or deleting existing ones. Except as we state below, any changes may be made without providing notice to you. Any changes will be filed with the SEC no later than the date that they are effective. You are responsible for visiting the SEC’s website and reviewing the most recent version of these Terms that we have filed.

If any change to these Terms would adversely affect your rights as an investor, we will notify you at least 15 days before the change takes effect, unless the change is necessary to comply with a legal requirement. If you do not close your investment during this time period, you consent to the change.

No change, suspension or termination of these Terms will reduce your present balance, except for fees that we charge, or the interest that you have accrued on your investment.

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